Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Monster Worldwide, Inc.

at

$3.40 Net Per Share

by

Merlin Global Acquisition, Inc.,

a wholly-owned subsidiary of

Randstad North America, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON OCTOBER 3, 2016, UNLESS THE OFFER IS EXTENDED.

September 6, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc. (“Parent”), is making an offer to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Monster Worldwide, Inc., a Delaware corporation (“Monster”), at a purchase price of  $3.40 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase dated September 6, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1.	The Offer to Purchase, dated September 6, 2016.

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients.

3.	The Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to Broadridge Corporate Issuer Solutions, Inc. (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, by the expiration date of the Offer.

4.	A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	The letter to stockholders of Monster from Tim Yates, Chief Executive Officer of Monster, accompanied by Monster’s Solicitation/Recommendation Statement on Schedule 14D-9.

6.	Guidelines for Certification of Taxpayer Identification Number on Form W-9 providing information relating to federal income tax backup withholding.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON OCTOBER 3, 2016, UNLESS THE OFFER IS EXTENDED.

The Offer is being made in accordance with the terms of an Agreement and Plan of Merger dated August 8, 2016 (as it may be amended or supplemented from time to time, the “Merger Agreement”) by and among Monster, Parent and Purchaser. The Merger Agreement provides, among other things, that after the consummation of the Offer and subject to specified conditions, Purchaser will merge with and into Monster (the “Merger”), with Monster continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

The Monster board of directors, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Monster and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) determined to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is conditioned upon, among other things:

•	there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures unless and until such Shares are actually received (as defined in Section 251(h)(6) of the General Corporation Law of the State of Delaware)) that, together with the number of Shares then-owned by Parent, Purchaser and any of their respective wholly-owned subsidiaries, equals at least one Share more than half of the sum of (without duplication) (i) all Shares then outstanding (including all outstanding Company Restricted Shares (as defined in the Merger Agreement)) plus (ii) all Shares issuable to holders of Monster’s 3.50% Convertible Senior Notes due 2019 from whom Monster has received duly completed notices of exercise plus (iii) all Shares issuable to holders of Company Stock Options (as defined in the Merger Agreement);

•	(i) the expiration or termination of the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) the approval of the European Commission (or the approval by those national competition authorities in the European Union that have jurisdiction as a result of a referral of the transactions under the EU Merger Regulation (as defined in the Merger Agreement)) of the transactions under the Merger Agreement; and

•	the absence of any law or order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement of any governmental authority that has the effect of making illegal or otherwise preventing or prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

The waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Merger was terminated on August 26, 2016. The parties are in the process of seeking competition law approval from the European Commission.

Other conditions of the Offer are described in the Offer to Purchase. See Section 13 — “Conditions of the Offer” of the Offer to Purchase. See also Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase. Consummation of the Offer is not conditioned on Purchaser or Parent obtaining financing.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), Wells Fargo Securities, LLC (the “Dealer Manager”) and the Depositary as described in the Offer to Purchase, the fees and commissions of which will be paid by Parent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Parent or Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and in the Offer to Purchase.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to the Information Agent.

Very truly yours,

Randstad North America, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF PARENT, PURCHASER, THE INFORMATION AGENT, THE DEALER MANAGER OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.